Exhibit 99.1
Yingli Green Energy Announces Registration of RMB 2.4 Billion Five-Year Medium-Term
Notes and Issuance of First Tranche RMB 1.0 Billion
BAODING, China, October 13, 2010 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” announced today that one of its primary operating subsidiaries, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), has successfully registered its plan to issue up to 2.4 billion RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”). The Company further announced that under the Registered Issue, Tianwei Yingli has successfully completed the issuance of RMB 1.0 billion unsecured medium-term notes on October 13, 2010 (the “First Tranche Issue”).
The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue was successfully completed on October 13, 2010 and will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. The First Tranche bears a fixed annual interest rate of 4.3% in the first three years, which will increase to 5.7% in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013. The second tranche with a principle amount of RMB 1.4 billion (the “Second Tranche Issue”) is expected to be issued in the second quarter of 2011.
Bank of Communications acted as the lead underwriter and bookrunner for the First Tranche Issue with standby commitment. Approximately 70% of the proceeds will be used to enhance Tianwei Yingli’s working capital, and the remaining 30% will be used to repay bank loans of higher interest rates.
“We are extremely pleased to announce Tianwei Yingli as the first Chinese solar company to complete a successful registration and issuance of RMB-denominated medium-term notes. The Registered Issue requires no pledge or guarantee from Tianwei Yingli, the Company or any third party, which demonstrates the investors’ confidence in our business development and financial conditions,” commented Mr. Bryan Li, Director and Chief Financial Officer of Yingli Green Energy. “With the successful execution of this new way of financing, we are able to broaden our financing channels with relatively lower financing costs and longer term tenure, which we believe will further optimize our overall capital structure and enhance our cash position.”
Relevant legal documentation, including the offering circular and issuance announcement of the First Tranche Issue are published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn). The Company will make required disclosure in respect of the Second Tranche Issue upon its issuance.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar”, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced production capacity of over 600 MW per year. Two capacity expansion projects of 300 MW and 100 MW located in Baoding and Hainan, respectively, have both started initial production in early July 2010, and are expected to bring Yingli Green Energy’s total capacity to 1 GW by the end of the third quarter of 2010. In addition, Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, has successfully started commercial operation in early August 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 7,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 3100502
Email: ir@yinglisolar.com
In the Americas:
Judy Tzeng Lee
Director of Corporate Development
Yingli Green Energy Holding Company Limited
Phone: +1 510 8473920
Email: pr@yinglisolar.com
In Europe:
Rebecca Jarschel
Brand Manager
Yingli Green Energy Europe GmbH
Telephone: +49 89 540303412
Email: rebecca.jarschel@ygee.eu

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